                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                                    FORM 11-K


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 30, 2001

                         COMMISSION FILE NUMBER: 1-1927




                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
                            (FULL TITLE OF THE PLAN)







                       THE GOODYEAR TIRE & RUBBER COMPANY
                       (NAME OF ISSUER OF THE SECURITIES)

                             1144 EAST MARKET STREET
                             AKRON, OHIO 44316-0001
                (ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE)

                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

ITEM 1.  Not applicable.

ITEM 2.  Not applicable.

ITEM 3.  Not applicable.

ITEM 4.  FINANCIAL STATEMENTS OF THE PLAN

         The Financial Statements of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees for the fiscal year ended December 30, 2001, together with the report of PricewaterhouseCoopers LLP, independent accountants, are attached to this Annual Report on Form 11-K as Annex A, and are by specific reference incorporated herein and filed as a part of hereof. The Financial Statements and the Notes thereto are presented in lieu of the financial statements required by Items 1, 2 and 3 of Form 11-K and were prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974.

EXHIBITS.

         EXHIBIT 4. RESTATEMENT OF THE PLAN. The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (December 31, 2001 Restatement), as amended effective December 31, 2001.

         EXHIBIT 23. CONSENT OF INDEPENDENT ACCOUNTANTS. Consent of Pricewaterhouse-Coopers LLP, independent accountants, to incorporation by reference of their report set forth at page 2 of Annex A to this Form 11-K in Registration Statements, Nos. 333-84346, 33-65187, 33-65181 and 33-65185, on
Form S-8.

                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE PLAN ADMINISTRATOR HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.

                                    THE GOODYEAR TIRE & RUBBER COMPANY,

                                    PLAN ADMINISTRATOR OF THE GOODYEAR TIRE &
                                    RUBBER COMPANY EMPLOYEE SAVINGS PLAN FOR
                                    SALARIED EMPLOYEES

Dated:  June 26, 2002               By:   /s/ Stephanie W. Bergeron
                                       ----------------------------------------
                                         Stephanie W. Bergeron, Vice President
                                         and Treasurer

                                                                         ANNEX A
                                                                              TO
                                                                       FORM 11-K



                       THE GOODYEAR TIRE & RUBBER COMPANY
                  EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES

                                    * * * * *


                              FINANCIAL STATEMENTS

                                DECEMBER 30, 2001

THE GOODYEAR TIRE &
RUBBER COMPANY
EMPLOYEE SAVINGS PLAN
FOR SALARIED EMPLOYEES
FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
INDEX TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------



                                                                       Page
                                                                       ----

Report of Independent Accountants                                       2

Financial Statements:

   Statement of Net Assets Available for Plan Benefits at               3
   December 30, 2001 and 2000

   Statement of Changes in Net Assets Available for Plan                3
   Benefits for the Plan Year Ended December 30, 2001

   Notes to Financial Statements                                        4-17



Note: Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of the conditions under which they are required.

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator
of the Employee Savings Plan for Salaried
Employees (sponsored by The Goodyear Tire
& Rubber Company)


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Employee Savings Plan for Salaried Employees (the "Plan") (sponsored by The Goodyear Tire & Rubber Company) at December 30, 2001 and 2000, and the changes in net assets available for plan benefits for the year ended December 30, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP

June 21, 2002

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                                        December 30,
                                                                                      ------------------------------
                                                                                         2001            2000
                                                                                    --------------- ----------------
Plan's Interest in Master Trust Representing Total Net Assets
Available for Plan Benefits                                                         $   1,319,153   $   1,335,509
                                                                                    =============== ================

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------

(Dollars in Thousands)                                                                     Year Ended
                                                                                          December 30,
                                                                                              2001
                                                                                       -------------------
Increase in Assets Available for Plan Benefits:
    Employer Contributions                                                                      $20,190
    Employee Contributions                                                                       76,059
    Transfers Between Plans                                                                      52,802
                                                                                             ----------
                                                                                                149,051

Decrease in Assets Available for Plan Benefits:
    Benefits Paid to Participants or Their Beneficiaries                                        137,428

    Investment Loss from Plan's Interest in Master Trust                                        (27,979)

Decrease in Assets Available for Plan Benefits During the Plan Year                             (16,356)

Net Assets Available for Plan Benefits at Beginning of Plan Year                              1,335,509
                                                                                             ----------

Net Assets Available for Plan Benefits at End of Plan Year                                   $1,319,153
                                                                                             ==========





        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     BASIS OF ACCOUNTING

     The accounts of The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Employees (the "Plan") are maintained on the accrual basis of accounting and in accordance with The Northern Trust Company (the "Trustee") Trust Agreement, effective as of November 1, 1995.

     PLAN YEAR

     The Plan year commences on December 31 of each year and ends on the following December 30. The Plan year ended December 30, 2001 represents the period of December 31, 2000 through December 30, 2001.

     TRUST ASSETS

     Savings plans sponsored by The Goodyear Tire & Rubber Company and certain subsidiaries (the "Company") maintain their assets in a master trust administered by the Trustee. The Company sponsored two and four savings plans at December 30, 2001 and 2000, respectively, that participated in the master trust (See Note 4). The Plan's undivided interest in the trust is presented in the accompanying financial statements in accordance with the allocation made by the Trustee. At December 30, 2001 and 2000, the Plan's undivided interest in the master trust was 64.4% and 62.6%, respectively.

     ASSET VALUATION

     The majority of the assets of the Plan are valued at fair market value. Investments in the Goodyear Stock Fund are valued at the last reported sales price on the last business day of the month. If no sales were reported on that date, the shares are valued at the last bid price. Investments held in the Stable Value Fund are invested in various instruments that have a rate of return, and are reported at contract value (See Note 13). Investments in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, and Self-Directed Account are valued based on units of participation in commingled funds and mutual funds as reported by the fund manager, which approximates fair market value. The allocation of assets, interest and dividend income, and realized and unrealized appreciation and depreciation is made based upon contributions received and benefits paid by each participating plan on a daily basis.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

     INCOME RECOGNITION

     Employer and employee contributions are recognized in Plan equity on the accrual basis of accounting.

     Dividend income is recorded on the ex-dividend date.

     Interest income is recorded as earned.

     Appreciation or depreciation on Goodyear common stock distributed to participants is the difference between the weighted average cost and the current market value at the time of distribution.

     CONCENTRATION OF CREDIT RISK

     The Stable Value Fund of the Plan invests part of the fund in investment contracts of financial institutions with strong credit ratings and has established guidelines relative to diversification and maturities that maintain safety and liquidity (See Note 13).

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the basic financial statements and related notes to financial statements. Changes in such estimates may affect amounts reported in future years.

2.   GENERAL DESCRIPTION AND OPERATION OF THE PLAN:

     INCEPTION

     The Plan is a defined contribution plan which became effective July 1, 1984.

     ELIGIBILITY

     Effective December 30, 2001, all salaried, hourly, and U.S. expatriate employees, including officers, of the Company are eligible to participate in the Plan as of the first enrollment date after completing three months of continuous service with the Company. At the end of the 2001 plan year, approximately 16,869 employees (17,712 in 2000) of the Company were eligible with approximately 13,030 employees (13,539 in 2000) participating in the Plan, including employees transferred from The Goodyear Tire & Rubber Company Employee Savings Plan for Hourly Employees, The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Expatriate Employees, and the Brad Ragan, Inc. Retirement Savings Plan (See Note 4).

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

     VESTING

     Employee contributions are fully vested. Employer matching contributions become vested after the participant has completed four years of continuous service with the Company (See Note 8).



     CONTRIBUTIONS

     Eligible employees may elect to contribute any whole percent from 1% to 22% of earnings, including wages, bonuses, commissions, overtime and vacation pay into the Plan. Participating employees may elect to have their contributions invested in the Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Goodyear Stock Fund, and Self-Directed Account or in any combination of these ten funds in multiples of 1%. The Company calculates and deducts employee contributions from gross earnings each pay period based on the percent elected by the employee. Employees may change their contribution percent any time up to the 15th day of the month for changes to be effective on the 1st day of the following month. Employees may transfer amounts attributable to employee contributions from one fund to the other on a daily basis. Eligible employees may enroll in the Plan effective on the 1st day of the month by enrolling by the 15th day of the prior month. Employees may suspend their contributions at any time effective immediately.

     Employees who are 52 years of age or older are able to transfer employer contributions from the Goodyear Stock Fund into the Plan's other investment funds.

     The Plan has been established under section 401 of the Internal Revenue Code. Therefore, employee and employer contributions to the Plan are not subject to federal withholding tax, but are taxable when they are withdrawn from the Plan.

     The Board of Directors of the Company determines the matching percent used as the employer contribution for each Plan year. The Company matching contributions are limited to the first 6% of employee contributions at the rate of 50% and employee contributions are limited to $10,500 in 2001 and 2000, respectively.

     The Plan provides the Company the ability to establish a minimum contribution level for each Plan year. The minimum contribution is first satisfied from employee contributions and the remainder is satisfied by employer contributions. In the event the minimum contribution level exceeds the sum of the employee contributions and employer matching contributions, the excess is allocated to the participants' accounts to the extent permitted. The remainder is held in a suspense account which is applied to reduce employer contributions in the following Plan years. The calculation of the Company's matching contributions is not impacted by this minimum contribution level.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

     Effective June 1, 2000, the Plan was amended to establish a Goodyear Stock Fund as an investment fund to which employee contributions can be allocated. Prior to June 1, 2000, the Goodyear Stock Fund only maintained the employer matching contributions.

     The Plan was also amended effective June 1, 2000 to provide for a self-directed account in which the participant may direct their investment or a portion of their account among a list of mutual funds selected by the Company and the Trustee. All assets of each self-directed account will be held and administered as a separate trust fund.

     INVESTMENTS

     The Trustee of the Plan maintains the following eleven funds under the
     Plan:

     - Stable Value Fund - Employee contributions are invested in various investment contracts which provide for rates of return for particular periods of time. The Guaranteed Investment Contracts and the Short-Term Investments Fund are the current investments related to this fund.

     - Conservative Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 40% in the Russell 3000 Equity Index plus reinvested dividends and 60% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Income and Growth Fund is the current investment related to this fund.

     - Moderate Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks and bonds which provide an investment return similar to a portfolio invested 60% in the Russell 3000 Equity Index plus reinvested dividends and 40% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Moderate Asset Allocation Fund is the current investment related to this fund.

     - Aggressive Asset Allocation Fund - Employee contributions are invested in a commingled fund containing a portfolio of U.S. common stocks, international stocks, and bonds which provide an investment return similar to a portfolio invested 65% in the Russell 3000 Equity Index plus reinvested dividends, 15% in the MSCI EAFE Index, and 20% in bonds which compose the Lehman Aggregate Long-Term Bond Index. The State Street Life Solutions Aggressive Fund is the current investment related to this fund.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

- S&P 500 Index Stock Equity Fund - Employee contributions are invested in a commingled fund consisting of a portfolio of common stocks which provide a return similar to the Standard and Poor's Composite Index of 500 stocks plus reinvested dividends. The Collective Daily Stock Index Fund is the current investment related to this fund.

- Large Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of medium and large companies that are expected to provide better-than-average prospects for appreciation. The American Century Investor's Income Ultra Fund is the current investment related to this fund.

- Small Capitalization Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks of small companies that are expected to provide long-term capital growth. The Franklin Strategic Series Small Cap Fund II is the current investment related to this fund.

- International Stock Equity Fund - Employee contributions are invested in a commingled fund containing a portfolio of common stocks and debt obligations of companies and governments located outside of the United States that are expected to provide long-term capital growth. The Templeton Foreign Fund is the current investment related to this fund.

- Loan Investment Fund - Employee contributions are transferred from other funds into the Loan Investment Fund, and then loaned to the participant. The interest rate on the loan is prime plus 1%. The Promissory Notes are the current investments related to this fund.

- Goodyear Stock Fund - Employer contributions and effective June 1, 2000, employee contributions are invested in Goodyear common stock except for short-term investments needed for Plan operations. During 2001, the price per share of Goodyear common stock on The New York Stock Exchange Composite Transactions ranged from $17.72 to $31.64 ($15.60 to $31.65 during 2000). The closing price per share was $24.13 at December 30, 2001 ($22.99 at December 30, 2000). The common stock of The Goodyear Tire & Rubber Company and the Short-Term Investments Fund are the current investments related to this fund.

- Self-Directed Account - Employee contributions are invested in the mutual fund(s) of the participant's choice through the establishment of a brokerage account for the participant administered by Charles Schwab.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------


     PARTICIPANT ACCOUNTS

     A Stable Value Fund, Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Loan Investment Fund, and Goodyear Stock Fund have been established for each participant in the Plan. All accounts are valued daily by the Trustee.

     Interest is automatically reinvested in each participant's respective accounts. Price fluctuations and dividends in common stock of the Company and companies in the Conservative Asset Allocation Fund, Moderate Asset Allocation Fund, Aggressive Asset Allocation Fund, S&P 500 Index Stock Equity Fund, Small Capitalization Stock Equity Fund, Large Capitalization Stock Equity Fund, International Stock Equity Fund, Goodyear Stock Fund and Self-Directed Account are reflected in the unit value of the fund which affects the value of the participants' accounts.

     PLAN WITHDRAWALS AND DISTRIBUTIONS

     Participants may withdraw vested amounts from their accounts if they:

     -    Attain the age of 59 1/2, or

     -    Qualify for a serious financial hardship.

     The Internal Revenue Service (IRS) issued guidelines governing financial hardship. Under the IRS guidelines, withdrawals are permitted for severe financial hardship. Contributions to the Plan are suspended for 12 months subsequent to a financial hardship withdrawal (See Note 8).

     Participant vested amounts are payable upon retirement, death or other termination of employment.

     All withdrawals and distributions are valued as of the end of the month they are processed, and are subject to federal income tax upon receipt. Any non-vested Company contributions are forfeited and applied to reduce future contributions by the Company. During 2001 and 2000, the Plan had forfeiture credits in the amounts of $181,221 and $145,904, respectively.

     LOAN INVESTMENT FUND

     Eligible employees may borrow money from their participant accounts. The minimum amount to be borrowed is $1,000. The maximum amount to be borrowed is the lesser of $50,000 reduced by the highest outstanding balance of any loan during the preceding twelve month period, or 50% of the participant's vested account balance. Participants may have up to two loans outstanding at any time. The interest rate charged will be a fixed rate which will

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

     be established at the time of the loan application. The interest rate at the beginning of the 2001 Plan year was 10.50%, which decreased throughout the year to 6.00% at December 30, 2001. The interest rate at the beginning of the 2000 Plan year was 9.50%, which increased throughout the year to 10.50% at December 30, 2000.

     Loan repayments, with interest, are made through payroll deductions. If a loan is not repaid when due, the loan balance will be treated as a taxable distribution from the Plan.

     ROLLOVERS

     Employees, Plan participants, or former Plan participants may transfer eligible cash distributions from any other employer sponsored plan qualified under Section 401 of the Internal Revenue Code into the Plan by a direct transfer from such other plan.

     EXPENSES

     Expenses of administering the Plan were paid partly by the Company and partly by the Trust. The payment of Trustee's fees and brokerage commissions associated with the Company Stock Fund are paid by the Company. Expenses related to the asset management of the investment funds are paid from such Funds which reduces the investment return reported and credited to participant accounts.

     TERMINATION PROVISIONS

     The Company anticipates and believes that the Plan will continue without interruption, but reserves the right to discontinue the Plan. In the event of termination, the obligation of the Company to make further contributions ceases. All participants' accounts would then be fully vested with respect to Company contributions.

3.   RELATED PARTY TRANSACTIONS:

     The Trustee serves as the fund manager of the S&P 500 Index Stock Equity Fund.

     The Goodyear Stock Fund is designed primarily for investment in common stock of the Company.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

4.   PLAN MERGER:

     Effective November 30, 2001, certain participants of the Brad Ragan, Inc. Retirement Savings Plan were merged into the Plan. In conjunction with this merger, 467 participants and assets totaling $9,267,000 were transferred to the Plan in December 2001, and are included in Transfers Between Plans on the Statement of Changes in Net Assets Available for Plan Benefits. The provisions of the Plan and its related trust now govern with respect to the interests of the participants transferred from the Brad Ragan, Inc. Retirement Savings Plan.

     Effective December 30, 2001, The Goodyear Tire & Rubber Company Employee Savings Plan for Hourly Employees and The Goodyear Tire & Rubber Company Employee Savings Plan for Salaried Expatriate Employees were merged into the Plan. In conjunction with these mergers, 675 and 375 participants and assets totaling $41,675,000 and $26,699,000 were transferred from The Goodyear Tire & Rubber Company Savings Plan for Hourly Employees and The Goodyear Tire & Rubber Company Savings Plan for Salaried Expatriate Employees, respectively, to The Goodyear Tire & Rubber Company Savings Plan for Salaried Employees in January 2002 and are included in Transfers Between Plans on the Statement of Changes in Net Assets Available for Plan Benefits. The provisions of The Goodyear Tire & Rubber Company Savings Plan for Salaried Employees and its related trust now govern with respect to the interests of the participants transferred from The Goodyear Tire & Rubber Company Savings Plan for Hourly Employees and The Goodyear Tire & Rubber Company Savings Plan for Salaried Expatriate Employees.

5.   TAX STATUS OF PLAN:

     As described in Notes 2 and 8, the Plan has been amended since receipt of the last determination letter dated May 22, 1995. On May 22, 1995, the IRS advised that the Plan is qualified in accordance with the appropriate sections of the Internal Revenue Code, and the trust established with the Plan constitutes a qualified trust and is therefore exempt from federal income taxes. The Plan administrator is in the process of applying for a new determination letter and does not anticipate that changes in the Plan or other events occurring after the receipt of the IRS ruling will affect the qualification of the Plan or the tax exempt status of the Trust.

6.   TRANSFER OF PARTICIPANT ACCOUNTS:

     In April 2001, certain Goodyear employees who were participants in the Plan were transferred to Wingfoot Commercial Tires, LLC, a new joint venture created by the Company. As a result of the transfer, the participants' individual accounts and assets in the Plan totaling $24,839,000 were transferred to the Wingfoot Commercial Tires, LLC Savings and Retirement Plan in April and May 2001 and are included in Transfers Between Plans on the Statement of Changes in Net Assets Available for Plan Benefits.

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

7.   RECONCILIATION OF FINANCIAL STATEMENTS TO 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements at December 30, 2001 to the Form 5500:

    (Dollars in Thousands)                                                                                  2001
                                                                                                         ----------
    Net Assets Available for Plan Benefits per the Financial Statements                                  $1,319,153

    Amounts Allocated to Withdrawing Participants at December 30, 2001                                         (787)
                                                                                                         ----------

    Net Assets Available for Plan Benefits per the Form 5500                                             $1,318,366
                                                                                                         ==========

    The following is a reconciliation of benefits paid to participants per the financial statements for the plan year ended December 30, 2001 to the Form 5500:

    Benefits Paid to Participants per the Financial Statements                                           $  137,428

    Add:  Amounts Allocated to Withdrawing Participants at December 30, 2001                                    787

    Less:  Amounts Allocated to Withdrawing Participants at December 30, 2000                                    --
                                                                                                         ----------

    Benefits Paid to Participants per the Form 5500                                                      $  138,215
                                                                                                         ==========

    Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 30, 2001, but not yet paid as of that date.

    The following is a reconciliation of the decrease in assets available for plan benefits per the financial statements for the plan year ended December 30, 2001 to the Form 5500:

    Decrease in Assets Available for Plan Benefits per the Financial Statements                          $  (16,356)

    Less:  Transfers Between Plans                                                                           52,802
                                                                                                         ----------
    Decrease in Assets Available for Plan Benefits per the Form 5500                                     $  (69,158)
                                                                                                         ==========

8.   SUBSEQUENT EVENT:

     Effective December 31, 2001, the Plan was amended and restated to conform to the provisions of The Economic Growth and Tax Relief Reconciliation Act of 2001 and to

THE GOODYEAR TIRE & RUBBER COMPANY
EMPLOYEE SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

     provide for certain other changes. Among the changes, the amendment provides for the following: the maximum employee contribution percentage increases from 22% to 50%; the period to fully vest in employer matching contributions reduces from four years to three years; authorizes catch-up contributions by participants who have attained age 50 by December 31 of each year, subject to certain limitations of the Internal Revenue Code; and reduces the period during which the recipient of a hardship withdrawal cannot make additional contributions from twelve months to six months. In addition, the amendment converts that portion of the Plan that consists of matching employer contributions into an employee stock ownership plan
     (ESOP). Under the ESOP, participants may elect to receive in cash the dividend on the Goodyear stock held in their employer match account. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

9.   FINANCIAL DATA OF THE MASTER TRUST:

     See pages 14 through 17 of these financial statements which set forth the financial data of the master trust.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 30, 2001 AND 2000
-------------------------------------------------------------------------------

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
===============================================================================

(Dollars in Thousands)                                           December 30,
                                                              2001            2000
                                                           ----------    ----------
State Street Income and Growth Fund,
    Cost $17,393 - 1,222,340 Units                         $   19,190    $   20,298
State Street Moderate Asset Allocation Fund,
    Cost $47,102 - 3,312,053 Units                             59,690        61,801
State Street Life Solutions Aggressive Fund,
    Cost $23,095 - 1,353,549 Units                             25,897        28,807
Collective Daily Stock Index Fund,
    Cost $335,354 - 14,446,235 Units                          428,900*      525,143*
American Century Investor's Income Ultra Fund,
    Cost $102,937 - 2,906,134 Units                            81,205       100,513
Franklin Strategic Series Small Cap Fund II,
    Cost $125,604 - 13,434,140 Units                          133,818*      189,222*
Templeton Foreign Fund,
    Cost $36,202 - 3,614,645 Units                             33,283        39,570
Common Stock of The Goodyear Tire & Rubber Company,**
    Cost $364,581 - 14,923,988 Units                          359,945*      334,829*
Short-Term Investments                                         30,531        39,530
Promissory Notes                                               85,984        86,988
Guaranteed Investment Contracts                               775,821*      694,915*
Charles Schwab Self Directed Account                           12,620         9,888
                                                           ----------    ----------
    Investments                                             2,046,884     2,131,504

Receivables:
    Accrued Interest and Dividends                                681           257
                                                           ----------    ----------
                                                                  681           257
         Total Assets Available for Plan Benefits           2,047,565     2,131,761
                                                           ----------    ----------

Liabilities:
    Administrative Expenses Payable                                 2            39
                                                           ----------    ----------
         Total Liabilities                                          2            39
                                                           ----------    ----------

                  Net Assets Available for Plan Benefits   $2,047,563    $2,131,722
                                                           ==========    ==========

* Individual investment represents 5% or more of the Net Assets Available for Plan Benefits.
**Includes nonparticipant-directed investments.  See Note 12.




        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 30, 2001
-------------------------------------------------------------------------------

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
-------------------------------------------------------------------------------

(Dollars in Thousands)
                                                                    December 30,
                                                                        2001
                                                                    -----------
Increase in Assets Available for Plan Benefits:
    Employer Contributions                                          $    38,036
    Employee Contributions                                              130,773
                                                                    -----------
                                                                        168,809

    Interest and Dividend Income                                         65,794

Decrease in Assets Available for Plan Benefits:
    Benefits Paid to Participants or Their Beneficiaries                199,213
    Net Depreciation in Fair Market Value                               103,755
    Transfers Between Plans                                              15,794
                                                                    -----------
                                                                        318,762

Decrease in Assets Available for Plan Benefits During Plan Year         (84,159)

Net Assets Available for Plan Benefits at Beginning of Plan Year      2,131,722
                                                                    -----------

Net Assets Available for Plan Benefits at End of Plan Year          $ 2,047,563
                                                                    ===========




        The accompanying notes are an integral part of these statements.

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 30, 2001
-------------------------------------------------------------------------------

10.  MASTER TRUST APPRECIATION/DEPRECIATION:

     During 2001, the master trust's investments depreciated in value by $103,755 as follows:

     (Dollars in Thousands)

     Mutual Funds                             $      (60,303)
     Common Stock                                     19,492
     Commingled Funds                                (62,944)
                                              --------------

                                              $     (103,755)
                                              ==============

11.  MASTER TRUST INTEREST AND DIVIDEND INCOME:

     During 2001, the master trust's investments received interest and dividend income of $65,794 as follows:

     (Dollars in Thousands)

     Common Stock                                           $  14,509
     Guaranteed Investment Contracts                           43,957
     Promissory Notes                                           7,328
                                                            ---------
                                                            $  65,794
                                                            =========

12.  MASTER TRUST NONPARTICIPANT-DIRECTED INVESTMENTS:

     As stated in Note 2, effective June 1, 2000, employees of the Plan were allowed to make employee contributions to the Goodyear Stock Fund. The employer matching contributions made to the Goodyear Stock Fund continue to be non-participant directed. Information about the significant components of the changes in net assets relating to the non-participant directed investments of the Goodyear Stock Fund in the master trust is as follows:

THE GOODYEAR TIRE & RUBBER COMPANY
MASTER TRUST
DECEMBER 30, 2001
-------------------------------------------------------------------------------


     (Dollars in Thousands)                                                        Year Ended
                                                                                   December 30,
                                                                                       2001
                                                                                   ------------

     Changes in Net Assets:
          Employer Contributions                                                     $38,039
          Interest and Dividend Income                                                10,483
          Net Appreciation in Fair Market Value of Assets                             13,897
          Benefits Paid to Participants or Their Beneficiaries                       (22,237)
          Transfers Between Funds                                                     (9,669)
                                                                                    --------

     Increase in Net Assets During Plan Year                                         $30,513

     Net Assets at Beginning of Plan Year                                           $247,054
                                                                                    --------
     Net Assets at End of Plan Year                                                 $277,567
                                                                                    ========

13.  GUARANTEED INVESTMENT CONTRACTS:

     The master trust holds fully benefit-responsive guaranteed investment contracts (GICs), which are presented at contract value in the Net Assets Available for Plan Benefits as previously stated in Note 1. The fair values of the GICs at December 30, 2001 and 2000 were $798,815 and $705,990, respectively. The average effective yield and the average crediting interest rate associated with the GICs were approximately 5.86% and 6.30% at December 30, 2001 and 2000, respectively. The GICs in the master trust are of various types and primarily have zero minimum crediting interest rates and variable crediting interest rates that reset on a monthly or quarterly basis.





                                       17